

Philip Michael
TRIBAL CHIEF

Wealth Hacks


Nasdaq
NYCE
$100
WE WANT TO CREATE 100K MILLIONAIRES BY 2030.
BUSINESS INSIDER
Entrepreneur
CNBC
TC
Forbes
yahoo!

Invest in NYCE: Own real estate for $100 ("Robinhood of real estate." - Yahoo Finance) | Wefunder

Wefunder means Wefunder Inc and its wholly owned subsidiaries: Wefunder Advisors LLC and Wefunder Portal LLC. This page is hosted by Wefunder Portal LLC. Wefunder Portal LLC is a member of the Financial Industry Regulatory Authority. Investing on Wefunder is risky. Don't invest more than you can afford to lose.

I didn't even get to finish updating the page. Oh well, I guess the cat's out the bag. NYCE is open again. Wefunder.com/NYCE

Two weeks, $100 buy-in (vs $500). 💥